UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Building 3, Suite 220
Austin, Texas 78746

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2008 and 2007

Table of Contents

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9

Supplemental Schedules*

Delinquent Participant Contributions	10
Schedule of Assets (Held at End of Year)	11

Signatures	12

Exhibit Index	13

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they aren’t applicable.

i

Report of Independent Registered Public Accounting Firm

Board of Trustees
The Perficient, Inc. 401(k)
Employee Savings Plan
Austin, Texas

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Board of Trustees
The Perficient, Inc. 401(k)
Employee Savings Plan
Page 2.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 15, 2009

Federal Employer Identification Number:  44-0160260

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007

Investments, at fair value	$28,152,179	$30,841,382

Receivables
Employer contributions	29,804	--
Participant contributions	14,993	--
Total receivables	44,797	--

Net assets available for benefits, at fair value	28,196,976	30,841,382
Adjustments from fair value to contract value for fully benefit-responsive investment contract (Note 4)	174,287	47,777
Net assets available for benefits	$28,371,263	$30,889,159

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(14,064,463)
Interest and dividends	649,272
Participant loan interest	25,791
Total net investment loss	(13,389,400)

Contributions:
Participant	6,634,092
Employer	1,875,984
Rollover	330,690
Total contributions	8,840,766

Transfers from merged plan	5,601,643

Total additions	1,053,009

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,560,001
Administrative expenses	10,904
Total deductions	3,570,905

Net decrease	(2,517,896)

Net assets available for benefits:
Beginning of year	30,889,159

End of year	$28,371,263

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a non-resident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For 2008, participants may contribute up to 25% of their pre-tax annual compensation to any of the investment funds up to a maximum of $15,500, subject to IRS Rules and Regulations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company may make matching contributions of 50% (25% in cash and 25% in Company stock) of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) other Company discretionary contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, a guaranteed interest contract and Company common stock.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Forfeitures

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,002 and $1,310, respectively. In accordance with the Plan provisions, these accounts are used to reduce future employer contributions. During the year ended December 31, 2008, employer contributions were reduced by $51,702 of forfeitures.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant.  Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance or $50,000.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions.  The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.  Participant loans outstanding were $397,495 and $318,818 at December 31, 2008 and 2007, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  For financial assets and liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after December 31, 2007.  The Plan adopted these provisions of SFAS 157 effective January 1, 2008. The related disclosures are included in Note 5.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefits, which are recorded as paid and prepared using values and information currently available to the Plan.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by the Principal Life Insurance Company (“Principal”) investment managers based on quoted market prices, except for its fully benefit-responsive investment contract, which is valued at contract value (see Note 4).  Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	2008	2007
Principal Life Insurance Company:
Large Cap S&P 500 Index Institutional, 359,679 and 257,989 shares, respectively	$2,247,995	$2,641,812
Lifetime Strategic Income R5, 256,415 and 282,537 shares, respectively	2,207,735	3,362,192
Lifetime 2030 R5, 221,537 and 151,358 shares, respectively	1,798,881	2,073,611
Fixed Income Option 401(a)/401(k), 240,501 shares	3,485,741	*
Large Cap Value III R5 (formally Alliance Bernstein Large Cap Value), 137,325 shares	*	1,867,621
American Funds:
EuroPacific Growth A, 97,221 and 67,723 shares, respectively	2,723,146	3,445,060
Growth Fund of America A, 147,814 and 121,543 shares, respectively	3,027,236	4,133,681
Perficient, Inc. Common Stock, 356,738 and 112,638 shares, respectively	1,705,209	1,772,924
Dodge & Cox Income, 133,924 shares	1,578,960	*

* Not a 5% investment in respective year.

During the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, or held during the year) depreciated in fair value as follows:

Mutual funds	$(12,267,762)
Employer securities	(1,796,701)
Net depreciation	$(14,064,463)

4.	Investment Contract with Principal

The Plan has a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract as of December 31, 2008 and 2007 was 3.5% and 3.1%, respectively.  The rate was 3.5% on January 1, 2009.

5.	Fair Value Measurement

Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The standard describes a fair value hierarchy based on the following three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within level 1 of the valuation hierarchy.

Common Stock

Company stock is valued at the closing price reported on the NASDAQ Global Select Market and is classified within level 1 of the valuation hierarchy.

Investment Contracts

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract.  This investment guarantees principal and provides a stated rate of return.  The fair value represents the amount received upon withdrawal or transfer of funds prior to their maturity, which is the contract value less a withdrawal charge.  Since the investment is based on the provisions of the investment contract, it is classified within level 3 of the valuation hierarchy.

Loans to Participants

The Plan is unable to sell participant loans in an active market.  Therefore, the fair value represents the outstanding loan balance and is classified within level 3 of the valuation hierarchy.

The following table lists the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described above.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds	$22,738,021	$--	$--	$22,738,021
Common Stock - PRFT	1,705,209	--	--	1,705,209
Investment Contract	--	--	3,311,454	3,311,454
Participant Loans	--	--	397,495	397,495
Total Assets	$24,443,230	$--	$3,708,949	$28,152,179

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities.

	As of December 31, 2008
	Investment Contract	Participant Loans	Total
Beginning Balance (Fair Value)	$907,755	$318,818	$1,226,573
Total Gains or Losses (Realized & Unrealized)	(126,510)	--	(126,510)
Purchases, Issuances & Settlements, Net	2,530,209	78,677	2,608,886
Total	$3,311,454	$397,495	$3,708,949

6.	Income Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Principal.  This prototype plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Party-In-Interest Transactions

As of December 31, 2008 and 2007, the Plan held 356,738 and 112,638 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2008, was approximately 32 million shares.

During the year ended December 31, 2008, the Plan had the following transactions involving the Company common stock:

Shares purchased	379,841
Shares sold	135,741
Cost of shares purchased	$2,701,911
Loss realized on shares sold	$(504,219)

Certain Plan investments are managed by Principal.  Principal is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

The Plan is administered by trustees consisting of officers and employees of the Company.  The Company pays certain administrative expenses of the Plan.

9.	Plan Merger

On September 20, 2007, the Company acquired BoldTech Systems, Inc. (“BoldTech”). As a result of the acquisition, the BoldTech 401(k) plan was merged into the Plan in January 2008.  The value of the plan assets transferred from the BoldTech 401(k) plan was $5,601,643.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11.	Delinquent Participant Contributions

As reported on the Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company during 2008.  The Company has incurred expense of $545 relating to remittance of earnings on delinquent contributions to the Plan.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total additions to net assets per the financial statements at December 31, 2008 to the Form 5500:

Total additions to net assets per the financial statements	$1,053,009
Less: Transfers from merged plans	(5,601,643)
Total additions to net assets per the Form 5500	$(4,548,634)

The Plan's investment contract is shown at contract value on the Form 5500.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Delinquent Participant Contributions
For the Year Ended December 31, 2008

Form 5500, Schedule H, Part IV, Line 4(a)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including rate of interest	Amount on line 4(a)	Lost earnings
Perficient, Inc.	Plan sponsor	2008 employee deferrals not deposited to the Plan in a timely manner.	$45,597	$545

Note: The Plan sponsor corrected these contributions in 2008 outside of the Voluntary Fiduciary Correction Program.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2008

Form 5500, Schedule H, Part IV, Line 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Principal Life Insurance Company:
	Large Cap S&P 500 Index Institutional	Mutual fund	**	$2,247,995
	Lifetime Strategic Income R5	Mutual fund	**	2,207,735
	Lifetime 2010 R5	Mutual fund	**	201,449
	Lifetime 2020 R5	Mutual fund	**	1,000,825
	Lifetime 2030 R5	Mutual fund	**	1,798,881
	Large Cap Value III R5	Mutual fund	**	1,176,985
	Lifetime 2040 R5	Mutual fund	**	1,114,976
	Lifetime 2050 R5	Mutual fund	**	342,351
	Mid Cap S&P 400 Index Institutional	Mutual fund	**	885,881
	Real Estate Securities R5	Mutual fund	**	302,121
	Small Cap S&P 600 Index Institutional	Mutual fund	**	902,805
	Small Cap Value R5	Mutual fund	**	716,728
	American Funds:
	EuroPacific Growth A	Mutual fund	**	2,723,146
	Growth Fund of America A	Mutual fund	**	3,027,236
	American Century Vista Investor	Mutual fund	**	605,918
	Columbia Mid Cap Value A	Mutual fund	**	808,761
	Dodge and Cox Income	Mutual fund	**	1,578,960
	Vanguard Wellington Admiral	Mutual fund	**	489,824
	Fidelity Advisor Small Cap A	Mutual fund	**	605,444
	Total mutual funds		**	22,738,021

*	Perficient, Inc.	Employer securities	**	1,705,209
*	Principal Life Insurance Company:
	Fixed Income Option 401(a)/401(k)	Guaranteed interest contract	**	3,485,741
*	Participant Loans	Interest rate of 5.00% - 11.50%	**	397,495

	Total investments			$28,326,466

* Party-in-interest transaction considered exempt by the DOL.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date:  June 16, 2009                                                                                     /s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of BKD, LLP